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3/24/04

SECURITIES ANL ___ COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 27 2004
WASH. D.C.
158

SEC FILE NUMBER

8- 53470

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2003__ AND ENDING __12/31/2003__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

   GRIFFIN TRADING SPECIALISTS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

   THE METRO CENTER, ONE STATION PLACE, THREE NORTH
                        (No. and Street)

STAMFORD	CONNECTICUT	06902-6800
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   Maxine Syrjamaki   (310) 914- 6034
                                                    (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   KPMG LLP
                        (Name — if individual, state last, first, middle name)

355 SOUTH GRAND AVENUE, SUITE 2000	LOS ANGELES	CALIFORNIA	90071-1568
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

   XX Certified Public Accountant
   ☐ Public Accountant
   ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____ Maxine Syrjamaki _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___ GRIFFIN TRADING SPECIALISTS, LLC _____, as of ___ DECEMBER 31 _____, _ 2003 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____ NONE _____

State of California
County of Los Angeles
Subscribed and sworn to before me
this 18th day of February, 2004

_____
Notary Public

_____
Signature

CHIEF FINANCIAL OFFICER
_____
Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GRIFFIN TRADING SPECIALISTS, LLC
(SEC Identification No. 8-53470)

Financial Statements and Supplementary Information

December 31, 2003

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a public document



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

INDEPENDENT AUDITORS' REPORT

The Member
Griffin Trading Specialists, LLC:

We have audited the accompanying statement of financial condition of Griffin Trading Specialists, LLC (the "Fund") as of December 31, 2003, and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Trading Specialists, LLC as of December 31, 2003, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

January 20, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

1

GRIFFIN TRADING SPECIALISTS, LLC

Statement of Financial Condition

December 31, 2003

Assets

Cash on deposit at Jefferies & Company, Inc.	$	420,035
Total assets	$	420,035

Liabilities and Member's Equity

Due to affiliates	$	21,592
Total liabilities		21,592
Member's equity:		
Member's capital, net		400,000
Retained deficit		(1,557)
Total member's equity		398,443
Total liabilities and member's equity	$	420,035

See accompanying notes to financial statements.

GRIFFIN TRADING SPECIALISTS, LLC

Statement of Operations

Year ended December 31, 2003

Revenues:		
Interest	$	4,275
Total revenues		4,275
Expenses:		
Other		5,479
Total expenses		5,479
Net loss	$	(1,204)

See accompanying notes to financial statements.

GRIFFIN TRADING SPECIALISTS, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2003

	Member's capital	Retained Earnings	Total member's equity
Balance, December 31, 2002	$ 400,000	(353)	399,647
Net loss	—	(1,204)	(1,204)
Balance, December 31, 2003	$ 400,000	(1,557)	398,443

See accompanying notes to financial statements.

4

GRIFFIN TRADING SPECIALISTS, LLC

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net loss	$	(1,204)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Changes in assets and liabilities:		
Increase in due to affiliates		5,479
Net cash provided by operating activities		4,275
Net increase in cash and cash equivalents		4,275
Cash and cash equivalents at beginning of period		415,760
Cash and cash equivalents at end of period	$	420,035

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

Griffin Trading Specialists, LLC (the "Fund") is a Delaware limited liability company. The Fund changed its name from Jefferies Partners Opportunity Fund VI, LLC on April 30, 2002. The investment objective of the Fund is to generate returns for its members by making, holding, and disposing of a diverse portfolio of primarily below investment grade debt and equity investments. The Fund was established to offer members the opportunity to participate in the trading, investment, and brokerage activities of the High Yield Department of Jefferies & Company, Inc ("Jefferies"). The Fund will employ a trading and investment strategy substantially similar to that historically employed by Jefferies' High Yield Department. The Fund intends to acquire, actively manage, and trade a diverse portfolio of primarily non-investment grade investments consisting of the following three asset groups: High Yield Debt, Special Situation Investments, and, to a lesser extent, Bank Loans. The Fund has appointed Jefferies to serve as manager to the Fund (the "Manager"). The Fund will participate in the trading and investment activities of the High Yield Department on an equivalent basis with Jefferies. To permit such participation, the Fund has been registered as a broker dealer under the Securities Exchange Act of 1934 and with the National Association of Securities Dealers.

The Fund, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

Securities Transactions

Transactions in securities are recorded on a trade-date basis.

Securities owned are valued at fair value, and unrealized gains or losses are reflected in revenues from principal transactions.

Fair Value of Financial Instruments

The Fund's financial instruments, which consist of cash, are carried at fair value.

Use of Estimates

Management of the Fund has made estimates and assumptions relating to the reporting of assets and liabilities. Actual results could differ from those estimates.

Federal and State Income Taxes

Under current federal and applicable state limited liability company laws and regulations, limited liability companies are treated as partnerships for tax reporting purposes and accordingly are not subject to income taxes. Therefore, no provision for income taxes has been made in the Fund's financial statements. For tax purposes, income or losses are included in the tax returns of the members.

(Continued)

Derivative Instruments and Hedging Activities.

Financial Accounting Standards Board ("FASB") No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities", amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement is generally effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The implementation of this statement did not have a material impact on the Fund.

Certain Financial Instruments with Characteristics of both Liabilities and Equity.

FASB No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," establishes standards for classifying and measuring certain financial instruments with characteristics of both liabilities and equity. FASB No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Fund adopted FASB No. 150 as required in the third quarter of 2003. The adoption of FASB No. 150 did not have a material impact on the financial statements.

Disclosures on Guarantees.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34," elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002. The disclosure requirements were effective for financial statements of interim and annual periods ended after December 31, 2002. The adoption of FASB Interpretation No. 45 did not have a material impact on the financial statements.

Consolidations.

In December 2003, the FASB issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FASB Interpretation No. 46, "Consolidation of Variable Interest Entities", which was issued in January 2003. The Fund will be required to apply FIN 46R to variable interests in variable interest entities ("VIEs") created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005.

(Continued)

For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities, and noncontrolling interests of the VIE initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure the assets, liabilities and noncontrolling interest of the VIE. The implementation of FASB interpretation No. 46 did not have a material impact on the Fund and FIN 46R is not expected to have a material impact on the Fund.

(2) Related Party Transactions

Included in capital is an investment in the Fund by Jefferies Group, Inc. of $398,443.

The entire due to affiliates of $21,592 is owed to Jefferies & Company, Inc. Jefferies & Company, Inc. provides accounts payable services for the Fund and is reimbursed by the Fund.

(3) Net Capital Requirement

The Fund is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2003, the Fund had net capital of $398,443, which was $148,443 in excess of required net capital.

Schedule 1

GRIFFIN TRADING SPECIALISTS, LLC

Computation of Net Capital under Rule 15c3-1(a)(1)(ii)
of the Securities and Exchange Commission
Using the Alternative Net Capital Requirement

December 31, 2003

Net capital:
Total member's equity	$	398,443
Total adjustments to net capital		—
Net capital		398,443
Less net capital requirement		250,000
Net capital in excess of requirement	$	148,443

Note: The computation of net capital under Rule 15c3-1(a)(1)(ii) as of December 31, 2003, as computed by Griffin Trading Specialists, LLC in its Form X-17a-5, Part II, filed with NASD Regulation, Inc. on January 26, 2004, does not differ from the above computation, which is based upon the audited financial statements.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

REPORT ON INTERNAL CONTROL

The Member
Griffin Trading Specialists, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Trading Specialists, LLC (the "Fund") for year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Fund including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Fund does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Fund in any of the following:

1) making quarterly securities examinations, counts, verifications, and comparisons;

2) recordation of differences required by rule 17a-13;

3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Fund is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Fund has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Fund's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

January 20, 2004